Exhibit 99.1

Royal Bank of Canada

Charter of the Board of Directors

The role of the board has two fundamental elements: decision-making and oversight. The decision-making function is exercised with respect to the formulation with management of fundamental policies and strategic goals and through the approval of certain significant actions; the oversight function concerns the review of management decisions, the adequacy of systems and controls and the implementation of policies. The Board of Directors establishes formal delegations of authority, defining the limits of management’s power and authority and delegating to management certain powers to manage the business of the Bank. The delegations of authority conform to statutory limitations specifying responsibilities of the board that cannot be delegated to management. Any responsibilities not delegated to management remain with the Board of Directors and its committees.

In fulfilling its responsibilities, the board shall have unrestricted access to management and authority to select, retain, terminate, and approve the fees of any independent legal, accounting, or other advisor to assist it in fulfilling its responsibilities.

Among the board activities that derive from these responsibilities are:

1.	Strategic planning process
•	Supervising the formulation of the strategic direction, plans and priorities of the Bank and approving the strategic plan.
•	Reviewing and approving the organizational structure of the Bank.
•	Monitoring implementation and effectiveness of the approved strategic and operating plans.
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Reviewing and approving the corporate financial objectives and operating plans and actions of the Bank, including capital allocations, expenditures and transactions which exceed threshold amounts set by the board.

•	Approving major business decisions.

2.	Identification and management of risks
•	Ensuring that processes are in place to identify the principal risks of the Bank’s business.
•	Reviewing the systems that are implemented by management to manage those risks.
•	Overseeing and approving the Bank’s Risk Appetite Framework.
•	Reviewing the processes that ensure compliance with applicable regulatory, corporate, securities and other legal requirements.

3.	Succession planning and evaluation of management performance
•	Supervising the succession planning processes of the Bank, including the selection, appointment and development of the Chief Executive Officer and the senior management team.
•	Evaluating and approving compensation of the Chief Executive Officer and the senior management team in a manner that is consistent with appropriate prudential incentives.
•	Removing and replacing the President and Chief Executive Officer of the Bank, if required.
•	Overseeing the Bank’s control functions, having regard to their independence and effectiveness.

4.	Oversight of communications and public disclosure
•	Assessing the effectiveness of the Bank’s communications, including measures for receiving feedback from stakeholders.
•	Overseeing establishment of processes for accurate, timely and full public disclosure, including the Bank’s disclosure policy.
•	Reviewing due diligence processes and controls in connection with certification of the Bank’s financial statements.

5.	Internal controls
•	Reviewing the effectiveness of the Bank’s internal controls and the Bank’s management information systems.
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Reviewing and approving the Bank’s annual and quarterly financial statements and management discussion and analysis, annual information form, management proxy circular and other public disclosure documents that require board approval.

•	Overseeing compliance with applicable audit, accounting and reporting requirements.
•	Approving dividends, as well as capital allocations, expenditures and transactions which exceed threshold amounts set by the board.

6.	Culture of Integrity
•	Establishing the Bank’s values, as set out in Our Code of Conduct.
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To the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other senior officers and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the organization.

7.	Governance
•	Developing a set of corporate governance principles and guidelines.
•	Appointing from its membership a non-executive Chairman of the Board.
•	Establishing appropriate structures and procedures to allow the board to function independently of management.
•	Establishing board committees and defining their mandates to assist the board in carrying out its roles and responsibilities.
•	Setting expectations and responsibilities of directors, including attendance at, preparation for, and participation in meetings.
•	Undertaking regular evaluation of the board, its committees and its members, and reviewing its composition with a view to the effectiveness and independence of the board and its members.

Approved May 24, 2012